

October 18, 2013

<u>Via E-mail</u>
Robert S. Wetherbee
Chief Executive Officer
Minerals Technologies Inc.
622 Third Avenue, 38th Floor
New York, New York 10017-6707

> **RE: Minerals Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 1-11430**

Dear Mr. Wetherbee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Raw Materials, page 6</u>

1. We note your statement that the lime used in your business is readily available from numerous sources, including your Adams facility. Please advise as to why no discussion is given regarding your other lime producing facilities.

2. Please provide a more fulsome discussion of the sources and availability of your raw materials, including what portion of your magnesia requirements are sourced from China, and what your alternative sources are. Please see comment 3 of our letter dated December 1, 2010, and Item 101(c)(1)(iii) of Regulation S-K.

<u>Risk Factors, page 8</u>

3. We note that the first paragraph under this heading states that the "significant risks" facing your business include those listed in your Risk Factors and may include additional risks not known to you. We also note your statement on page 22 to the effect that "significant factors affecting [your] expectations and forecasts are set forth under… Risk

Factors." Please revise to state that you are disclosing all material risks. Please see comment two of our letter dated June 29, 2009, and comment 6 of our letter dated December 1, 2010.

4. We note the information on page 23 regarding year-on-year developments in the industries you serve, and consolidations and rationalizations in the paper and steel industries. Please provide fulsome discussions of these trends and the risks they present in future filings. Please also ensure that in future filings all material risks listed elsewhere in the document are discussed in the risk factor section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

5. We note your disclosure in the Risk Factors section, as well as on page 32, regarding the effect of energy costs on your business. Please provide a more fulsome discussion of the effects of energy costs on your margins and your ability to pass these costs on to your customers in each of your segments, in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 with any legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief